

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2010

Michael Molkentin
Chief Financial Officer
Supergen, Inc.
4140 Dublin Blvd, Suite 200
Dublin, CA 94568

> **Re**: **Supergen, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Proxy Statement on Schedule 14A filed April 30, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **File Number: 000-27628**

Dear Mr. Molkentin:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing us the requested information and amending your Forms 10-Q for the quarterly periods ended March 31 and June 30, 2010 or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the amended filings and information provided, we may raise additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 1. Business
Patents and Proprietary Technology, page 12

1. Please provide draft disclosure for an amendment to your Form 10-K for the fiscal year ended December 31, 2009 to include a more robust discussion of your material patents, including the number of your issued and pending patents, how many of your issued material patents relate to each commercial product/product candidate, and the jurisdictions in which these material patents were granted. Please also provide a range of patent expiration dates which includes the first expiration date and the last expiration date. See Item 101(c)(1)(iv) of Regulation S-K for guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 37

2. Please provide us draft disclosure for an amendment to your Form 10-K for the year ended
    December 31, 2009 to separately disclose, for Amuvatinib (MP-470), SGI-1776 and your
    preclinical projects, the costs incurred during each period presented and to date. If you do
    not maintain any research and development costs by project, disclose that fact and explain
    why management does not maintain and evaluate research and development costs by project.
    Provide other quantitative or qualitative disclosure that indicates the amount of the
    company's resources being used on each project.

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 42

3. You disclose that your Chief Executive Officer and Chief Financial Officer have concluded
    that as of December 31, 2009 your disclosure controls were effective. Please provide us draft
    disclosure for an amendment to your Form 10-K for the year ended December 31, 2009 to
    include management's assessment on the disclosure controls and procedures and not just
    disclosure controls.

Definitive Proxy Statement on Schedule 14A

General

4. We note that you have not included any disclosure in response to Item 402(s) of Regulation
    S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and
    describe the process you undertook to reach that conclusion.

Executive Compensation

Compensation Discussion and Analysis

2009 and 2010 Performance Priorities

2009 Performance Priorities, page 34

5. We note your disclosure on page 33 that decisions related to the award of annual
    performance-based bonuses are primarily based upon the achievement or progress toward
    Company-wide performance objectives, the execution of operational and business specific
    strategic objectives, and each NEO's individual performance. Your Compensation
    Discussion and Analysis does not provide adequate disclosure regarding corporate
    objectives, nor does it disclose the individual objectives used to determine these executive
    officers' annual performance-based bonus. Please provide draft disclosure for an amendment
    to your Form 10-K for the fiscal year ended December 31, 2009 to discuss the following:

- The individual and corporate performance objectives applicable to each named executive officer and used to determine their annual bonuses and how each objective was weighted, if applicable. Your disclosure of corporate objectives on pages 34-35 of your definitive proxy statement must be expanded in this respect. To the extent that any of the performance objectives were quantitative, your disclosure should also be quantitative.
- The threshold, target, and maximum levels of achievement of each performance measure, if applicable.
- The intended relationship between the level of achievement of corporate and individual performance objectives and the amount of bonus to be awarded.
- The evaluation by the Committee of the level of achievement by each named executive officer of the corporate and individual performance objectives applicable to them.
- Any other factors that were considered by the Committee that modified the actual cash bonuses awarded.

2009 Summary Compensation Table, page 47

6. We note that page 39 of your definitive proxy statement indicates that Dr. Azab received a bonus payment that was prorated for the period of time he held the position of Chief Medical Officer after July 2009. However, the Summary Compensation Table does not disclose any bonus payment awarded to Dr. Azab in 2009. Please explain to us the reason for this apparent inconsistency.

Forms 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010

Exhibit 32.1

7. Your Section 906 certifications are not dated. Please file full amendments to your Forms 10-Q that include dated management certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant